SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of JUNE ,  2004.
                                       -------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED


Date  June 1, 2004                         By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           David Henstridge
                                           President & CEO

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF
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NEWS RELEASE                                                        JUNE 1, 2004


                 TUMI RESOURCES EXPANDS EXPLORATION WORK PROGRAM
                             AT GRAN CABRERA, MEXICO

VANCOUVER, CANADA - Tumi Resources (TSXV - TM; OTCBB - TUMIF; Frankfurt - TUY). David Henstridge, President, is pleased to report that the Company is continuing the exploration and reconnaissance of the Gran Cabrera Project area. This group of five concessions is comprised of 4,243 Has. and includes old producing mines that were last in production in the early part of the 20th Century. There are at least 18 silver mines that were historical producers through the early part of the 1900's.

The Company's staff recently accompanied the qualified person assigned to this project area, John Nebocat, P.Eng., to review sampling results and mapping conducted in the area for the past three months. Channel samples taken as part of the current program confirm and verify previous work results. These results are being compiled and will be reported in due course.

A bulldozer is being mobilized to open 1,250 m of road access to the uppermost part of the Cabrera system of veins and stockworks which will allow the site geologists better access for detail mapping and sampling. Ore grade mineralization is found on the dip slope of the system in old mine workings and mine levels from the 670 m level (Chorillo Blanco adit) to the 980 elevation (310 m of height) where outcrops disappear under talus and dense vegetative cover. This road access is programmed to help uncover and better expose sheeted zones containing quartz veins with silver and gold values. It is expected that the bulldozer will expose cuts into mineralized rock that may include ore bearing zones in one of three targets: (a) precious metal veins which have been historically developed with old mine workings; (b) stockwork zones that would not have been of sufficient grade to be of interest to early Spanish miners and later American mining companies that operated the Marquetas stamp mills on the Santiago River; (c) sheeted zones that may be feeders to brittle rhyolitic welded tuffs which may be permeable hosts for widespread silver-gold mineralization.

Initial reconnaissance of the western one-half of the Gran Cabrera Project area which includes the La Deseada, La Dura and Espada group of mines is also underway. Old stope walls and in situ gold silver mineralization justifies continuing the clearing of roads built to the area by the previous operator and extending those roads to access areas containing old producing mines. This work is planned after completion of the construction of access roads to the eastern one-half of the Gran Cabrera Project.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Tumi's assets in this sector. Management aims to identify exploration projects, predominantly silver projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

ON BEHALF OF THE BOARD                   INVESTOR INFORMATION CONTACT:
                                         Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                     or email: mbermudez@chasemgt.com
---------------------------------        Website: www.tumiresources.com
David Henstridge, President & CEO
FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.